Old Line Bancshares

October 25, 2012

Mr. Amite Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.   20549

Re:    Old Line Bancshares, Inc.
Form 10-K for the period ended December 31, 2011
Filed March 30, 2012
Response dated October 9, 2012
File No.   000-50345

Dear Mr. Pande:

We are in receipt of your letter dated October 12, 2012 providing comments on the supplemental response for Old Line Bancshares, Inc. (“Bancshares”).  Our responses are set forth below and are keyed to the Staff’s comment letter.  Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.  Bancshares’ filings beginning with its Form 10-Q for the quarter ended September 30, 2012 will include disclosures that are consistent with the disclosures provided below.

December 31, 2011 Form 10-K

1.
We note your response to comment 1 in your letter dated October 9, 2012 and your proposed disclosure on page 10 of your letter dated September 12, 2012.  The proposed disclosure presents information based on the requirements in ASC 310-10-50-11B.h.  This guidance requires you to disclose the recorded investment in financing receivables based on impairment methodology (i.e.) ASC 450-20, ASC 310-10-35-11 or ASC 310-30).  Based on your response to comment 1, it is unclear where you have disclosed the recorded investment in loans acquired with deteriorated credit quality accounted for under ASC 310-30 which appears to total $14,329,955 at June 30, 2012.  Please revise your disclosure in future filings to clearly disclose these loans.

1525 Pointer Ridge Place, Bowie, MD  20716
301-430-2500·FAX:  (301) 430-2599
Member FDIC

RESPONSE:  We will comply with the staff’s comment by including the following disclosures in future filings in the loan footnote:

Major classifications of loans are as follows:

	June 30, 2012			December 31, 2011
	Legacy	Acquired	Total	Legacy	Acquired	Total

Real estate
Commercial	$246,557,664	$71,215,773	$317,773,437	$200,955,448	$72,145,634	$273,101,082
Construction	47,142,055	4,745,568	51,887,623	42,665,407	8,997,131	51,662,538
Residential	36,365,627	58,771,320	95,136,947	31,083,835	65,639,873	96,723,708
Commercial	84,083,140	14,788,537	98,871,677	90,795,904	16,329,991	107,125,895
Consumer	11,258,094	1,494,288	12,752,382	11,652,628	2,021,397	13,674,025
	425,406,580	151,015,486	576,422,066	377,153,222	165,134,026	542,287,248
Allowance for loan losses	(3,641,340)	(468,121)	(4,109,461)	(3,693,636)	(47,635)	(3,741,271)
Deferred loan costs, net	833,526	-	833,526	751,689	-	751,689
	$422,598,766	$150,547,365	$573,146,131	$374,211,275	$165,086,391	$539,297,666

We charge off loans that management has identified as losses.  We consider suggestions from our external loan review firm and bank examiners when determining which loans to charge off.  We automatically charge off consumer loan accounts based on regulatory requirements.  The following table outlines the allocation of allowance for loan losses by risk rating.  We have not allocated any portion of the allowance to loan losses for acquired loans except to the extent that we no longer expect to receive the projected cash flows.

June 30, 2012	Account Balance			Allocation of Allowance for Loan Losses
Risk Rating	Legacy	Acquired	Total	Legacy	Acquired
Pass (1-4)	$407,558,795	$140,768,645	$548,327,440	$3,107,688	$-	$3,107,688
Special Mention (5)	12,293,486	1,957,630	14,251,116	276,163	-	276,163
Substandard (6)	5,554,299	8,289,211	13,843,510	257,489	468,121	725,610
Doubtful (7)	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-
Total	$425,406,580	$151,015,486	$576,422,066	$3,641,340	$468,121	$4,109,461

December 31, 2011	Account Balance			Allocation of Allowance for Loan Losses
Risk Rating	Legacy	Acquired	Total	Legacy	Acquired
Pass (1-4)	$362,692,415	$154,318,106	$517,010,521	$3,219,376	$-	$3,219,376
Special Mention (5)	8,982,637	2,107,707	11,090,344	272,606	47,635	320,241
Substandard (6)	5,478,169	8,708,214	14,186,383	201,654	-	201,654
Doubtful (7)	-	-	-	-	-	-
Loss (8)	-	-	-	-	-	-
Total	$377,153,221	$165,134,027	$542,287,248	$3,693,636	$47,635	$3,741,271

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2011 and the six-month period ended June 30, 2012.  Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.  During the periods ended June 30, 2012 and December 31, 2011, the allowance for loan losses related to loans acquired with deteriorated credit quality and determined under ASC 310-30 was $0 and $47,635, respectively.

June 30, 2012	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271
Provision for loan losses	723,590	(198,102)	(271,065)	27,456	281,879
Provision for loan losses for loans loans acquired with deteriorated credit quality	358,000	110,121	-	-	468,121
Recoveries	12,975	31,933	-	48,667	93,575
	3,217,633	866,262	294,175	206,776	4,584,846
Loans charged off	(324,486)	(87,691)	-	(63,208)	(475,385)
Ending Balance	$2,893,147	$778,571	$294,175	$143,568	$4,109,461
Amount allocated to:
Legacy Loans:
Individally evaluted for impairment	$257,489	$-	$-	$-	$257,489
Collectively evaluted for impairment	2,277,658	668,450	294,175	143,568	3,383,851
Acquired Loans:
Individally evaluted for impairment	358,000	110,121	-	-	468,121
Ending balance	$2,893,147	$778,571	$294,175	$143,568	$4,109,461

December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Beginning balance	$1,748,122	$417,198	$294,723	$8,433	$2,468,476
Provision for loan losses	967,036	337,007	317,778	130,544	1,752,365
Provision for loan losses for loans loans acquired with deteriorated credit quality	-	47,635	-	-	47,635
Recoveries	13,701	154,523	-	66,834	235,058
	2,728,859	956,363	612,501	205,811	4,503,534
Loans charged off	(605,791)	(34,053)	(47,261)	(75,158)	(762,263)
Ending Balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271
Amount allocated to:
Legacy Loans:
Individally evaluted for impairment	$175,117	$89,019	$70,000	$-	$334,136
Collectively evaluated for impairment	1,947,951	785,656	495,240	130,653	3,359,500
Acquired Loans:
Individally evaluted for impairment	-	47,635	-	-	47,635
Ending balance	$2,123,068	$922,310	$565,240	$130,653	$3,741,271

We individually evaluate all legacy substandard loans risk rated six, certain legacy special mention loans risk rated five and all legacy TDRs, for impairment.  We individually evaluate all acquired loans that we risk rated substandard six subsequent to the acquisition, certain acquired special mention loans risk rated five and all acquired TDRs for impairment.  We also evaluate all loans acquired and recorded at fair value under ASC 310-30 for impairment.  Our recorded investment in loans as of June 30, 2012 and December 31, 2011 related to each balance in the allowance for possible loan losses by portfolio segment and disaggregated on the basis of our impairment methodology was as follows:

June 30, 2012	Real Estate	Commercial	Boats	Other Consumer	Total
Legacy loans:
Individually evaluated for impairment with specific reserve	$964,100	$-	$-	$-	$964,100
Individually evaluated for impairment without specific reserve	2,743,889	1,846,310	-	-	4,590,199
Collectively evaluated for impairment with reserve	326,357,357	82,236,830	8,243,260	3,014,834	419,852,281
Acquired loans:
Individually evaluated for impairment with specific reserve subsequent to acquisition (ASC 310-20)	716,000	220,243	-	-	936,243
Individually evaluated for impairment without specific reserve (ASC 310-30 at acquisition)	14,329,955	-	-	-	14,329,955
Collectively evaluated for impairment without reserve (ASC 310-20 at acquisition)	119,686,706	14,568,294	-	1,494,288	135,749,288
Ending balance	$464,798,007	$98,871,677	$8,243,260	$4,509,122	$576,422,066

December 31, 2011	Real Estate	Commercial	Boats	Other Consumer	Total
Legacy loans:
Individually evaluated for impairment with specific reserve	$5,924,354	$89,019	$142,671	$-	$6,156,044
Individually evaluated for impairment without specific reserve	1,720,458	1,887,986	-	-	3,608,444
Collectively evaluated for impairment with reserve	267,059,878	88,818,899	8,717,775	2,792,182	367,388,734
Acquired loans:
Individually evaluated for impairment with specific reserve (ASC 310-30)	-	47,635	-	-	47,635
Individually evaluated for impairment without specific reserve (ASC 310-20)	14,830,285	1,460,185	-	-	16,290,470
Collectively evaluated for impairment without reserve ASC 310-20)	131,952,352	14,822,172	-	2,021,397	148,795,921
Ending balance	$421,487,327	$107,125,896	$8,860,446	$4,813,579	$542,287,248

2.
We note your response to comments 2 and 3 in your letter dated October 9, 2012 and your proposed disclosures.  The disclosure requirements in ASC 310-10-50-15a require you to disclose the recorded investment in impaired loans and the total unpaid principal balance of impaired loans.  The FASB Master Glossary defines recorded investment as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment.  Please revise your disclosure in future filings to separately disclose the recorded investment in impaired loans and the unpaid principal balance of impaired loans.  Additionally, please revise your disclosure in future filings to include a total impaired line item or to clearly disclose that your impaired loans are composed of non-performing loans and troubled debt restructurings.

RESPONSE:  We will comply with the staff’s comment and include the charts outlined below:

Age Analysis of Past Due Financing Receivables (Loans)
	June 30, 2012			December 31, 2011
	Legacy	Acquired	Total	Legacy	Acquired	Total
Current	$420,820,568	$144,507,768	$565,328,336	$375,126,930	$159,711,725	$534,838,655
Accruing past due loans:
30-59 days past due
Real estate	1,470,732	425,107	1,895,839	421,805	474,651	896,456
Commercial	439,768	237,115	676,883	-	-	-
Consumer	-	42,124	42,124	-	22,698	22,698
Total 30-59 days past due	1,910,500	704,346	2,614,846	421,805	497,349	919,154
60-89 days past due
Real estate	888,719	-	888,719	311,762	338,431	650,193
Commercial	-	20,993	20,993	11,043	-	11,043
Consumer	-	699	699	-	3,494	3,494
Total 60-89 days past due	888,719	21,692	910,411	322,805	341,925	664,730
90 or more days past due
Consumer	-	940,072	940,072	34,370	-	34,370
Total accruing past due loans	2,799,219	1,666,110	4,465,329	778,980	839,274	1,618,254
Recorded Investment Non-accruing past due loans 90 or more days past due:
Real estate:
Commercial	817,456	2,431,806	3,249,262	-	2,288,900	2,288,900
Construction	969,337	850,000	1,819,337	1,169,337	1,184,146	2,353,483
Residential	-	1,300,661	1,300,661	-	1,019,942	1,019,942
Commercial	-	259,141	259,141	77,975	90,039	168,014
Consumer	-	-	-	-	-	-
Total Recorded Investment Non-accruing past due loans 90 or more days past due:	1,786,793	4,841,608	6,628,401	1,247,312	4,583,027	5,830,339
Total Financing Receivables (Loans)	425,406,580	151,015,486	576,422,066	377,153,222	165,134,026	542,287,248

Impaired Loans
For the six months ended June 30, 2012
Legacy	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
With no related allowance recorded:
Real Estate
Commercial	$352,478	$352,478	$-	$352,478
Construction	969,337	1,616,317	-	969,337
Residential	-	-	-	-
Commercial	-	-	-	-
Consumer	-	-	-	47,557
With an allowance recorded:
Real Estate
Commercial	464,978	464,978	232,489	464,978
Construction	-	-	-	-
Residential	499,122	499,122	25,000	499,122
Commercial	-	-	-	-
Consumer	-	-	-	-
Total legacy impaired	2,285,915	2,932,895	257,489	2,333,472

Acquired (1)
With no related allowance recorded:
Real Estate
Commercial	1,715,806	4,924,834	-	1,726,435
Construction	850,000	4,294,266	-	1,015,929
Residential	1,453,509	3,047,080	-	1,328,138
Commercial	38,898	174,747	-	260,018
Consumer	442	442	-	781

With an allowance recorded:
Real Estate
Commercial	716,000	716,000	358,000	716,000
Construction	-	-	-	-
Residential	-	-	-	-
Commercial	220,243	220,243	110,121	220,243
Consumer	-	-	-	-
Total acquired impaired	4,994,898	13,377,612	468,121	5,267,544
Total all impaired	$7,280,813	$16,310,507	$725,610	$7,601,016

(1)
Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of an impaired loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceeds our cash flow expectations or payment in full of amounts due even though we classify them as non-accrual.

We consider all non-performing loans and TDRs impaired.  We do not recognize interest income on non-performing loans during the time period that the loans are non-performing on either a cash or accrual basis.  We only recognize interest income on non-performing loans when we receive payment in full for all amounts due of all contractually required principal and interest and the loan is current with its contractual terms.  The accrued interest on impaired loans was immaterial.

Loans on Non-accrual Status
	June 30, 2012				December 31, 2011
	# of Borrowers	Unpaid Principal Balance	Recorded Investment	Interest Not Accrued	# of Borrowers	Unpaid Principal Balance	Recorded Investment	Interest Not Accrued
Legacy
Real Estate
Commercial	2	$817,456	$817,456	$46,627	-	$-	$-	$-
Construction	1	1,616,317	969,337	267,641	1	1,616,317	1,169,337	212,484
Residential	-	-	-	-	-	-	-	-
Commercial	-	-	-	-	1	77,975	77,975	1,735
Consumer	-	-	-	-	-	-	-	-
Total non-accrual loans	3	2,433,773	1,786,793	314,268	2	1,694,292	1,247,312	214,219

Acquired (1)
Real Estate
Commercial	7	5,640,834	2,431,806	870,081	7	6,417,444	2,288,900	1,164,630
Construction	3	4,294,266	850,000	705,281	2	2,815,452	1,184,146	255,560
Residential	6	2,894,232	1,300,661	388,346	4	2,606,151	1,019,942	241,093
Commercial	3	394,990	259,141	51,468	4	327,414	90,039	33,041
Consumer	-	-	-	-	-	-	-	-
Total non-accrual loans	19	13,224,322	4,841,608	2,015,176	17	12,166,461	4,583,027	1,694,324
Total all non-accural loans	22	$15,658,095	$6,628,401	$2,329,444	19	$13,860,753	$5,830,339	$1,908,543

(1)   Generally accepted accounting principles require that we record acquired loans at fair value which includes a discount for loans with credit impairment.  These loans are not performing according to their contractual terms and meet our definition of a non-performing loan.  The discounts that arise from recording these loans at fair value were due to credit quality.  Although we do not accrue interest income at the contractual rate on these loans, we may accrete these discounts to interest income as a result of pre-payments that exceed our cash flow expectations or payment in full of amounts due even though we classify them as non-accrual.

(2)  We do not recognize interest income on non-performing loans during the time period that the loans are non-performing on either a cash or accrual basis.  We only recognize interest income on non-performing loans when we receive payment in full for all amounts due of all contractually required principal and interest and the loan is current with its contractual terms.

Troubled Debt Restructurings
	June 30, 2012			December 31, 2011
Accruing Troubled Debt Restructurings	# of Contracts	Pre-Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment	# of Contracts	Pre-Modification Outstanding Recorded Investment	Post Modification Outstanding Recorded Investment
Legacy
Real Estate	1	$499,122	$499,122	3	$5,037,879	$5,037,879
Consumer	-	-	-	1	142,671	142,671
Acquired
Real Estate	1	152,848	152,848	1	152,848	152,848
Consumer	1	1,346	442	1	1,346	1,240
Total Troubled Debt Restructurings	3	$653,316	$652,412	6	$5,334,744	$5,334,638

We have no non-accruing troubled debt restructurings.

Bancshares acknowledges that:

•	Bancshares is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Bancshares may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss this response with you in order to address any further questions or concerns.  Please call me at (301) 430-2544 to arrange a discussion.

Sincerely,

/s/Christine M. Rush

Christine M. Rush
Executive Vice President &
Chief Financial Officer